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LOCALSTAKE

Invest in Otto Connect, Inc.

Highly scalable enterprise and consumer mobile and cloud solutions

RALEIGH, NC | SOFTWARE/TECH.

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Current Activity

$0 committed from 0 investors

Target **$15 k**

otto PROJECT | FUNDRAISE | UPDATES 0 | DISCUSSION 0

$500

COMMIT TO INVEST

MIN/MAX: $500 / $25,000.10

We are on a mission to tackle the most challenging obstacles in youth sports and community groups – effective, immediate communication and schedule awareness – all via an end-to-end, easy to use, mobile app based management solution that includes registration, programmable notifications and secure payments


James R Varner, President and CEO

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CURRENT FUNDRAISE SUMMARY

Fundraise Summary

Security Type	Common Equity
Investor Eligibility	All Investors
Minimum Investment	$500
% Offered	20.00%
Voting Rights	Yes
Dividend	At Company's Discretion
Valuation	$1,000,000

Offering Materials

- Otto Connect Inc Qualified Investor Questionnaire.pdf
- Otto Connect Inc Subscription Agreement.pdf
- Otto Connect Inc Disclosures.pdf
- Otto Connect Inc Term Sheet.pdf
- Otto Connect Shareholders Agreement.pdf

You may download these documents for your own use.

PITCH DECK


otto CONNECT
OttoConnect, Inc.
Turning Ideas into Solutions
Fullscreen
Otto SportsCAST - Otto CommunityCAST
End-to-End Mobile App Management
for youth sports and communities of interest
ottoconnect.us
Otto Confidential
Page 1

FINANCIALS

FINANCIALS FUNDING ASK A QUESTION

Current financial condition of the Company

The company was formed on August 21, 2020 as a subsidiary to The Otto Project, LLC specifically to focus on mobile/cloud app development. Partners in The Otto Project have invested $40,000.00 in the new effort (loans that have been converted into stock in Otto Connect, Inc.). To date, we have 1 full-time employee, 1 contractor, and 2 part-time marketing associates. Other members are investing their time without compensation. Work to date has focused on development of the web/cloud backend services needed for our CAST based product set. The Schedule of Deliverables and projected P&L for the next 36 months – based on SportsCAST and derivative products can be outlined as follows: Phase 1 is intended to deliver an MVP (Minimally Viable Project) in Nov/Dec of 2020 for use by Beta Customers for feedback (5-10 early use customers during the 4th Qtr'2020 / 1st Qtr 2021) - Registration - Basic team structure - Scheduling/Calendar - Collaboration/Communication Phase 2 will be our first commercially available version starting at end of Q1 2021 and is expected to add: - Billing and Accounting - Admin roles with Ads/Publications - All Personas supported with limited/appropriate access - Coach credentials and qualifications - Athlete resume - League/Team status/records Phase 3 will be the adjacent market product for non-sports entities desiring the convenience and ease of communication provided by SportsCAST (groups, teams, communities, etc.). This version is expected to be available in Q3 2021. The funds to be raised in this offering will be applied primarily to 1) development of the MVP beta product (approximately $200k) to be delivered over the next 3-4 months and 2) initial marketing to build pipeline of early adopter customers (approximately $50k). The company is not pursuing any other available sources of capital beyond this seed stage offering and founder contributions.

DOCUMENTATION

- Otto Connect Financial Statements.pdf
- Otto Connect Projections.pdf
- Otto Connect Proforma Cap Table.pdf

Financial projections are subject to certain risks of the business and may not be achieved. Projections only contemplate projected cash flows, are unaudited and may not be formulated in accordance with US Generally Accepted Accounting Principles. Consult the investment materials for more information on business specific risks and a discussion of the key risks that may impede the achievement of the revenue forecasts presented. There is no guarantee that an investment may achieve any level of return. Review our Risks of Investing before making an investment decision.


ParkingCAST
by otto
CommunityCAST
by otto
SportsCAST
by otto



Q&A

CUSTOMERS | INDUSTRY | MARKETING | PRODUCT | TEAM | ASK A QUESTION

Who are your target customers?

Sports Customers will be driven by 3 factors: 1) League level integration and cost reduction, 2) Integration of tools into a single solution, and 3) youth parent participation to improve communication of activities. Customers will be league level organizers/owners, but league drivers are more often parents/parent volunteers.

Community Customers have already expressed interest in the communication and scheduling integration aspects of the solution as applied to their specific activity. Customers will be team/group leaders, could be community (town, village) leaders, or local communities (neighborhoods, etc.).

Parking solution customers will be smaller communities who need parking control, but don't want the significant capital outlay needed for meters and other equipment.

Do you have current customers?

At this stage of development, we have engaged with over 10 potential customers who have expressed desire to leverage our products in Beta form near the end of 2020.

For SportsCAST: Ultimate Frisbee (Raleigh, NC), Club Lacrosse (Univ. of Delaware), St. Thomas More Academy High School, Amazing Athletes of Raleigh, Lochmere Golf Club;

For CommunityCAST: Boardman Swim and Tennis Club, Sr. Living Center, Youngstown Blind Society, Montgomery Trinity Presbyterian Church, Surf City, NC (including a Parking solution).

What is your current customer pipeline?

Building on the Beta customers noted in current customers. Marketing for the specific markets to begin in the 4th Quarter of 2020.

DOCUMENTATION

- 200921 - SportsCast Doc 1-page summary - LocalStake.pdf
- 200921 - Otto-CAST solutions overview - LocalStake.pdf

TEAM



James R Varner
President and CEO

Background Check ✓

President and CEO with 36 years of experience at IBM, has 3 startups under his belt as GM of DCT, GM and CEO of SFC, and now Otto Connect.



David B Irons
COO

Background Check ✓

COO with 30 years at IBM, recently as VP of QA and Operations at SFC. Managing multiple WW teams in Development, Test, Marketing & Support.



Aysegul Berenson
CFO

Background Check ✓

CFO and former CFO at SFC. Previously was Controller/assistant CFO at CISCOLinksys. She has a diverse background in FP&A, Financial Operations, Sales Ops, Market Intelligence and Project Management.

Advisors



Al Reyes
Board Member

Board Member, Advisor. Currently serves as Senior Director for Strategic Partners at Security First Corp a post he's held since... Read More



Paul Russert
Board Member

Board Member, Advisor and retired VP of Marketing at Security First Corp. Prior to Security First, Paul served as Technical... Read More

Partners & Providers



Al Reyes
Board Member

Board Member, Advisor. Currently serves as Senior Director for Strategic Partners at Security First Corp a post he's held since... Read More



Paul Russert
Board Member

Board Member, Advisor and retired VP of Marketing at Security First Corp. Prior to Security First, Paul served as Technical... Read More

Vason Hamrick - Atty
Service Provider

Attorney at Jordan-Price

Diane McQueen
Service Provider

Accountant at PT CPSs PLLC

Maxim Dymnov
Service Provider

Software Contractor at Jobsity.io

ABOUT OTTO CONNECT, INC.

Entity	Otto Connect, Inc.
Entity Type	C-Corp
State Organized	North Carolina
Founded	August 2020
Employees	5
Website	

Headquarters ⓘ


9107 Maria Luisa Pl
9107 Maria Luisa Pl, Raleigh, NC 27617
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9107 Maria Luisa Place
Colonial Grand at Brier Falls
ChargePoint Charging Station
Fairfield Inn & Suites by Marriott
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RISKS & DISCLOSURES

COMPANY RISKS | RELATED PARTIES | SECURITIES RISKS | TAXES | DISCLOSURES | PROCEDURES | ASK A QUESTION

Limited operating history

The Company was founded in August 2020, is an early stage company with limited operating history upon which to evaluate its business and has generated limited revenues to date. The Company is not currently profitable. Although management of the Company currently anticipates that its business strategy will be successful, the Company may not be able to achieve the revenue growth in the coming years necessary to achieve profitability. The... Read More

Unpredictability of future revenues; Potential fluctuation in operating results

Because the Company has limited operating history, the ability to forecast revenues is limited. The Company's future financial performance and operating results may vary significantly from projected amounts and fluctuate substantially from quarter to quarter due to a number of factors, many of which are likely to be outside of the Company's control. These factors, each of which could adversely affect results of operations and future... Read More

Reliance on key management employees and future personnel

The success of the Company is dependent on the efforts of a limited number of key people. The Company has not made plans to purchase key person life insurance. The loss of key personnel could have a serious adverse effect on the Company's prospects, business, operating results, and financial condition. To fulfill its operating plans, the Company's future success also depends on its ability to identify, attract, hire, train, retain and motivate... Read More

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An investment in the Company involves a high degree of risk, and should be regarded as speculative. Prospective investors should carefully consider these investment risks, among others, in addition to the other information presented in the Offering Materials, in evaluating the Company for investment. The risks listed herein are not a complete list of potential risks facing the Company and it may encounter unexpected risks in the future, which, may adversely affect its performance.

Offering Information and Disclosures

This business is conducting an offering of securities in reliance on the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding.

The offering is being conducted by Localstake Marketplace LLC, a registered broker dealer and a member of FINRA and SIPC. Check the background of this firm on FINRA's BrokerCheck.

Please review the Offering Materials and our Risks of Investing for a full description of the risks to be considered when assessing an investment in this business.